BNP PARIBAS
SECURITIES SERVICES

Date: 15-Dec-06

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 3

<u>NOTICE OF INITIAL SUBSTANTIAL HOLDER</u>

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited discloses a substantial holding in Prana Biotechnology Ltd.

The enclosed ASIC Form 603 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

Form 603
Corporations Law
Section 671B
Notice of Initial Substantial Holder

To: **Prana Biotechnology Ltd**

ACN/ARSN: 080 699 065

1. Details of substantial holder

Name: AMP Limited (ACN 079 354 519) and its related bodies corporate.

The holder became a substantial holder on 13-Dec-2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	*Number of Securities*	*Persons' votes*	*Voting power*
Fully Paid Ordinary	11,204,482	11,204,482	7.78%

3. Details of relevant interests

The nature of relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	*Nature of relevant interests*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited ("AMP Life")	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name. AMP Life is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 1,977,897	1,977,897
AMP Capital Investors Limited ('AMP Capital')	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name in Paragraph 4, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 9,226,585	9,226,585
		Total:	11,204,482

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	Fully Paid Ordinary: 1,977,897	1,977,897
AMP Capital Investors Limited	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	Fully Paid Ordinary: 7,482,709	7,482,709
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited	Fully Paid Ordinary: 973,019	973,019
	JP Morgan Nominees Australia Limited	ARIA	Fully Paid Ordinary: 770,857	770,857
			Total:	11,204,482

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	*Date of acquisition*	*Consideration*	*Class and number of securities*
AMP Life Limited	1-Dec-06	$290,387.73	Fully Paid Ordinary 813,411
ARIA Scheme	13-Dec-06	$275,195.95	Fully Paid Ordinary 770,857
Cogent Nominees Pty Limited	1-Dec-06	$347,367.78	Fully Paid Ordinary 973,019
Cogent Nominees Pty Limited <SMP Accounts>	1-Dec-06	$2,671,327.11	Fully Paid Ordinary 7,482,709

AMP Life Limited	1-Dec-06	$415,721.50	Fully Paid Ordinary 1,164,486

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	*Nature of association*
AMP Life Limited (ACN 079 300 379)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.
AMP Capital Investors Limited (ACN 001 777 591)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.

7. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000

This Initial Substantial Holder Notice (ASIC Form 603) comprises 2 page/s in total.